Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 21, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Donald Field
Staff Attorney
Office of Trade & Services

Re:	European Wax Center, Inc.
Draft Registration Statement on Form S-1
Submitted May 7, 2021
CIK No. 0001856236

Dear Mr. Field:

On behalf of European Wax Center, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement as submitted with the Securities Exchange Commission (the “Commission”) on May 7, 2021.

Amendment No. 1 reflects responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated June 3, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Committed Franchisees Achieving Attractive and Predictable Unit-Level Economics, page 4

1.            Please revise this section or add a new section to clarify how you generate revenue from your franchisees. In this regard, we note that you appear to generate a majority of your revenues from product sales and royalty and marketing fees. To the extent possible, please also quantify the relative percentages by category for the most recent fiscal year so investors can appreciate your respective revenue streams.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 6 and 102 of Amendment No. 1.

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

June 21, 2021

Our Growth Strategies, page 6

2.            You disclose that your 2019 Adjusted EBITDA would have increased from $34 million to $39 million and your 2020 Adjusted EBITDA would have increased from $20 million to $57 million assuming each of your open but not mature centers were able to attain the average mature center financial performance. Please tell us whether you consider this non-GAAP information to be pro forma financial information, a forecast, or other and your basis for disclosing it.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considers the estimated EBITDA figure for 2019, assuming each of the Company’s open, but not mature, centers were able to attain the average mature center financial profile, to be a forward-looking non-GAAP financial measure that is an adjustment to EBITDA for 2019, based on management’s experience and assumptions regarding the financial performance of mature centers, that is informative in illustrating the earnings power of the Company’s existing center base. The Company’s newly opened centers take approximately five years to reach maturity, yet demonstrate a highly consistent and predictable increase across that five year period. Based on management’s experience opening new centers, the Company believes that investors will benefit from understanding the latent earnings potential in the centers already opened and operational, but not yet mature. The Company has omitted the adjustment to EBITDA for 2020 since the information is not indicative of the latent earnings potential as a result of center closures due to COVID-19.

The Company advises the Staff that the amount of additional EBITDA that the Company would have generated in fiscal year 2019 was calculated as follows: (A) the Company identified the number of all open centers as of fiscal year end 2019, (B) the Company excluded from that number all centers that had been open for at least five years, (C) the Company multiplied such number by mature center sales volume as represented by the average fifth-year center financial profile, which is the year our centers typically reach maturation of operations, to arrive at embedded system-wide sales, (D) the Company then calculated variable expenses and fixed expenses associated with the embedded system-wide sales to arrive at embedded EBITDA, and lastly (E) the Company calculated the amount of additional EBITDA by subtracting actual fiscal year 2019 EBITDA for the not yet mature centers identified in (B) from the calculated embedded EBITDA.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 8 and 104 of Amendment No. 1.

3.            As a related matter, refer to the last sentence of the second paragraph under the title “Grow Our National Footprint Across New and Existing Markets.” Please expand your disclosure to include a more robust explanation of why management believes these measures provide useful information to investors. In this regard, provide additional context for investors and clarify what is considered a mature center, what is the average financial performance of a mature center and how many of your centers have not yet reached maturity.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to provide additional context for investors in response to the Staff’s comment. Please see pages 8 and 104 of Amendment No. 1.

Risk Factors

Our level of indebtedness could have a material adverse effect on our ability to generate sufficient cash, page 28

4.            Please revise to disclose your current debt service obligations.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 30 of Amendment No. 1.

Our operations and financial performance has been affected by, and is expected to continue to be affected by, the COVID-19 pandemic, page 31

5.            Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company’s business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not possible to objectively quantify the impact of COVID-19 on the Company’s business and operations compared to the impact of other business developments and any other general market and macroeconomic conditions that may have affected the Company’s business and operations during the course of the COVID-19 pandemic, including the Company’s efforts to minimize the negative impact of COVID-19. To address such uncertainty, the Company notes that it has revised Amendment No. 1 on pages 33 to 34 to disclose that the Company cannot determine what portion of its financial performance for fiscal year 2020 was the result of the COVID-19 pandemic and to address the risk that uncertainties regarding any continued impact of the COVID-19 pandemic may increase variability in the Company’s future results of operations.

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

June 21, 2021

Risks Relating to our Suppliers and Distributors

We depend on a limited number of key suppliers, including international suppliers…, page 38

6.            We note your disclosure here that you “depend on two key suppliers” and on page 8 that you “depend on three key suppliers.” Revise to ensure consistency throughout your filing. Please also identify here or elsewhere in your filing, the name of your suppliers, consistent with Item 101(h)(4)(v) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company depends on three key suppliers in total, two of which provide the Company with its proprietary wax, and one of which provides the Company with retail products. The Company has revised the Registration Statement in response to the Staff’s comment on pages 10 and 40 of Amendment No. 1.

Our amended and restated certificate of incorporation will provide that certain courts…, page 52

7.            Your risk factor disclosure states that “[t]he exclusive forum provision provides that it will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.” We note that this disclosure appears to be inconsistent with the last sentence of the first paragraph, which states that “the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complain asserting a cause of action arising under the Securities Act.” Please revise to reconcile the inconsistencies.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 55 of Amendment No. 1.

Use of Proceeds, page 61

8.            Please revise the second paragraph to more specifically identify and quantify the principal intended uses of the net proceeds. Refer to Item 504 of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 64 to 65 of Amendment No. 1.

Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 71

9.            Please briefly define the term “attachment rate” referenced here and in your Business section.

The Company respectfully advises the Staff that the Company defines the term “attachment rate” as the percentage of transactions that include the purchase of a retail product to the total number of transactions. The Company has revised the Registration Statement to define “attachment rate” in response to the Staff’s comment. Please see pages 9, 78 and 105 of Amendment No. 1.

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

June 21, 2021

Growth Strategy and Outlook, page 72

10.         We note your disclosure that “[you] aspire to grow between 7% to 10% of [y]our center count each year.” To provide additional context for investors, please quantify the growth percentage of your center count for prior periods.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 8, 78 and 104 of Amendment No. 1.

Non-GAAP Financial Measures, page 73

11.          Please revise to present non-GAAP financial measures after discussion and analysis of your results on a GAAP basis so as to avoid giving undue prominence to the non-GAAP measures. Refer to non-GAAP C&DI 102.10.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the Registration Statement to present the discussion of non-GAAP financial measures after the discussion and analysis of the Company’s results on a GAAP basis in response to the Staff’s comment. Please see page 88 of Amendment No. 1 for the discussion of non-GAAP financial measures.

Our Growing Market Opportunity, page 89

12.          Please define and disclose any material assumptions and limitations associated with your estimate of your total addressable market.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s estimates of its total addressable market are derived from management’s market experience, internal data tracking customer spending habits, and customer surveys. The Company’s estimates assume that the data examined is representative of the Company’s core customers and may be limited by the population and sample size studied. The Company further advises the Staff that the Company has revised the Registration Statement in response to the Staff’s comment. Please see page ii of Amendment No. 1.

Business

Committed Franchisees Achieving Attractive and Predictable Unit-Level Economics, page 91

13.          Please revise your table on page 92 to include 2019. In this regard, we note that you have limited the AVG performance by center cohort to the 2012-2018 financial period.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 7 and 103 of Amendment No. 1.

Franchise Unit-Level Economics, page 101

14.         We note that the table titled “Average Franchise Returns” shows that 25% of all centers earn cash-to-cash returns of over 115%. Please revise to put into context your 115% return and also disclose cash-on-cash returns for centers in the bottom (25%) and half (50%) quartiles.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Registration Statement to remove the disclosure showing that 25% of all centers earn cash-to-cash returns of over 115%. Please see page 112 of Amendment No. 1.

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

June 21, 2021

Management, page 105

15.          Please revise your disclosure to more specifically describe your officers’ and directors’ principal occupations and employment during the past five years. For example, we note gaps in the dates of employment for your Chief Executive Officer and Chief Financial Officer. Please refer to Item 401(e) of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment to add the dates for all positions held during the past five years. Please see pages 115 and 116 of Amendment No. 1.

Principal Stockholders, page 119

16.          Please revise to disclose the natural person or persons who have voting or investment power with respect to the Class A common stock held by the entities listed in the table. Refer to Item 403 of Regulation S-K.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 131 and 132 of Amendment No. 1.

General

17.          Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

18.          We note your disclosure throughout the registration statement that “[t]he highly consistent and recurring demand for [y]our services and the competitive advantages provided by [y]our scale have resulted in nine consecutive years of same-store sales growth through 2019. [You] believe [you] can nearly quadruple [y]our center count to over 3,000 locations in the United States.” Please discuss the expected time frame for your plan to quadruple your center count. Also consider providing a breakdown of same-store sales growth by year to address comparability among financial periods.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the expected time frame for the Company’s plan to quadruple its center count is approximately 15 years. The Company further advises the Staff that it has revised the Registration Statement to include the expected time frame and a breakdown of same-store sales growth by year in response to the Staff’s comment. Please see pages 2, 77, 97 and 98 of Amendment No. 1.

*             *             *

Donald Field

Securities and Exchange Commission

Division of Corporation Finance

June 21, 2021

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Very truly yours,

/s/ Monica K. Thurmond

Monica K. Thurmond

cc:	Jennifer C. Vanderveldt
Gavin M. O’Connor
European Wax Center, Inc.

John C. Kennedy
David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe
Ian D. Schuman
Alison A. Haggerty
Latham & Watkins LLP